SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      November 2002



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      11 November 2002      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary



          P&O PRINCESS CONFIRMS DELIVERY DATES FOR
           DIAMOND PRINCESS AND SAPPHIRE PRINCESS


                      November 11, 2002



As previously reported, following the fire last month aboard one  of the two sister ships under construction in Nagasaki,

Mitsubishi  Heavy  Industries ("MHI"), P&O Princess  Cruises

plc  ("P&O Princess") confirmed their intention to  continue with construction of the damaged vessel.  The cruise program for  the  ship from its original scheduled delivery in  June

2003 through to the end of February 2004 had been cancelled,

pending a full assessment of the damage.



P&O   Princess  is  pleased  to  report,  following  further

discussions   with  MHI  and  completion   of   the   damage

assessment, that a revised delivery schedule for both  ships can  now  be  confirmed and that no further cruise  programs will be cancelled.  The delivery of the second ship has been brought forward by three months to February 2004.  This ship will  now  be  named Diamond Princess and will  be  deployed initially  in  the Mexican trade.  The ship damaged  in  the fire  will be rebuilt with delivery in May 2004.  This  ship will  now be named Sapphire Princess and will enter  service for the 2004 Alaska season, based in Seattle.



"Over   the   last  several  weeks  we  have   worked   very

constructively  with  Mitsubishi to assess  the  damage  and finalize arrangements that have enabled MHI to confirm to us the  new  delivery  dates for these two  ships"  said  Peter

Ratcliffe,  CEO of P&O Princess.  "We appreciate  the  great efforts  which  have and continue to be made by  MHI,  their workforce and sub-contractors in achieving this new delivery schedule, thus allowing both ships to be available  for  the important 2004 summer season".

P&O  Princess  reconfirms  that the  company  has  in  place

contractual   arrangements  with  the  yard  and   insurance

policies that it believes will be sufficient to ensure  that there will be no significant economic impact on the Group or any  adverse impact on its 2003 earnings as a result of  the

fire.   Furthermore, given the revised delivery  dates,  the

net effect on the Group's total capacity for 2004 will be  a reduction  of around 1%, so any impact on 2004  earnings  is expected  to be immaterial.  Expected passenger cruise  days for the Group for 2004 are now 15.5 million.



                          - Ends -





For further information contact:
P&O Princess Cruises plc
Caroline Keppel-Palmer                           +44 20 7805 1214
                                                  +44 7730 732015
Brunswick
Sophie Fitton                                    +44 20 7404 5959


Website                                 www.poprincesscruises.com


P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names:
Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 18 ships and two river boats in operation offer 30,430 berths and is set to grow in the next two years with the acquisition of two additional ocean cruise ships and the delivery of six new ocean cruise ships and two river boats on order. P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").